January 9, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:	Mercantile Bankshares Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2004
File No. 0-5127

Ladies and Gentlemen:

On behalf of Mercantile Bankshares Corporation (“Mercantile”) we hereby provide below a response to John Nolan’s additional comment regarding our response letter dated December 9, 2005.  We will modify future filings as indicated below.

Future Filings will reflect the following modified language:

We believe these non-GAAP measures provide information useful to investors in understanding our ongoing core business and operational performance trends.  These measures should not be viewed as a substitute for GAAP.  Management believes presentations of financial measures excluding the impact of certain items provide useful supplemental information and better reflect its core operating activities.  In order to arrive at core business operating results, the effects of certain non-core business transactions such as gains and losses on the sale of securities, amortization of intangibles, restructuring charges and merger-related expenses, have been excluded.  Management reviews these same measures internally.  For instance, the cash operating efficiency ratio, rather than the GAAP basis efficiency ratio, is used to measure management’s success at controlling ongoing, core operating expenses.  Additionally, management believes that reporting several key measures based on tangible equity (total assets less intangible assets) and tangible equity (total equity less intangible assets) is important as this more closely approximates the basis for measuring the adequacy of capital for regulatory purposes.

Sincerely,

/s/ Terry L. Troupe
Terry L. Troupe
Chief Financial Officer